SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ENERGIZER HOLDINGS, INC.
(Name of Subject Company (Issuer and Offeror))

ENERGIZER HOLDINGS, INC.
(Names of Filing Persons (Issuer))

Common Stock, par value $.01 per share, and related Common Stock Purchase Rights
(Title of Class of Securities)

29266R108
(CUSIP Number of Class of Securities)

Harry L. Strachan, Esq.
Vice President and General Counsel
Energizer Holdings, Inc.
533 Maryville University Drive
St. Louis, Missouri 63141
(314) 985-2000
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

Copy To:
R. Randall Wang, Esq.
John M. Welge, Esq.
Bryan Cave LLP
One Metropolitan Square
211 North Broadway, Suite 3600
St. Louis, Missouri 63102
(314) 259-2000
Fax: (314) 259-2020

Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee
$174,000,000	$16,008

*    Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 6,000,000 shares of common stock at the maximum tender offer price of $29.00 per share. The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☐    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: NA	Date Filed: N/A

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party	tender offer subject to Rule 14d-1.
☒ issuer	tender offer subject to Rule 13e-4.
☐ going-private	transaction subject to Rule 13e-3.
☐ amendment	to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

Item 1.    Summary of Terms.

The information set forth under “Summary of Terms” in the Offer to Purchase dated August 5, 2002 (the “Offer to Purchase”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.    Subject Company Information.

The name of the issuer is Energizer Holdings, Inc., a Missouri corporation (the “Company”), and the address of its principal executive office is 533 Maryville University Drive, St. Louis, Missouri 63141. The Company’s telephone number is (314) 985-2000.

This Tender Offer Statement on Schedule TO relates to the offer by the Company to purchase shares of its common stock, $0.01 par value per share. The Company is offering to purchase up to 6,000,000 shares, or such lesser number of shares as are properly tendered and not properly withdrawn, at a price not greater than $29.00 nor less than $25.50 per share, net to the seller in cash, without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the offer. All shares tendered and purchased will include the associated common stock purchase rights issued pursuant to the Rights Agreement effective as of March 16, 2000 between the Company and Continental Stock Transfer & Trust Company, as rights agent, and, unless the context otherwise requires, all references to shares include the associated common stock purchase rights.

The information set forth in the Offer to Purchase under “Summary of Terms,” “Introduction,” Section 1 (“Number of Shares”) and Section 8 (“Price Range of Shares; Dividends”) is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

The Company is also the filing person. The Company’s address and telephone number are set forth in Item 2(a) above. The information set forth in the Offer to Purchase under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 4.    Terms of the Transaction.

The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

•	“Summary of Terms”;
•	“Introduction”;
•	Section 1 (“Number of Shares”);
•	Section 3 (“Procedures for Tendering Shares”);
•	Section 4 (“Withdrawal Rights”);
•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);
•	Section 6 (“Conditional Tender of Shares”);
•	Section 7 (“Conditions of the Offer”);
•	Section 8 (“Price Range of Shares; Dividends”);
•	Section 9 (“Source and Amount of Funds”);
•	Section 13 (“Certain Legal Matters; Regulatory Approvals”);
•	Section 14 (“Certain United States Federal Income Tax Consequences”); and
•	Section 15 (“Extension of the Offer; Termination; Amendment”).

The Company’s directors and executive officers have advised the Company that they do not intend to tender any of their shares in this offer.

Item 5.    Past Contracts, Transactions, Negotiations and Agreements.

The information set forth in the Offer to Purchase under Section 11 (“Interests of Directors and Executive Officers; Transaction and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

The information set forth in the Offer to Purchase under Section 2 (“Recent Developments; Purpose and Potential Benefits; Potential Risks and Disadvantages; Certain Effects of the Offer”) is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

The information set forth in the Offer to Purchase under Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

The information set forth in the Offer to Purchase under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

The information under Section 16 (“Fees and Expenses”) and Section 17 (“Miscellaneous”) is incorporated herein by reference.

Item 10.    Financial Statements.

The Company does not believe any of its financial statements are material to a decision by the shareholders whether to tender or hold shares of the common stock because the consideration offered consists solely of cash, the offer is not subject to any financing conditions, and the Company is a public reporting company under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR.

Item 11.    Additional Information.

The information set forth in the Offer to Purchase under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) and Section 13 (“Certain Legal Matters; Regulatory Approvals”) is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

Item 12.    Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated August 5, 2002.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 5, 2002.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.

Exhibit No.	Description
(a)(5)(A)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 5, 2002.
(a)(5)(B)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.
(a)(5)(C)	Summary Advertisement dated August 5, 2002.
(a)(5)(D)	Press Release dated August 5, 2002.
(a)(5)(E)	Letter to Shareholders from the Chief Executive Officer of the Company, dated August 5, 2002.
(b)(1)
Debt Assignment, Assumption and Release Agreement by and among Ralston Purina Company, Energizer Holdings, Inc. and Bank One, N.A., incorporated by reference to Exhibit 10(i) of the Company’s Post-Effective Amendment No. 1 to Form 10, filed April 19, 2000 (SEC File No. 001-15401).

(b)(2)
5-Year Revolving Credit Agreement between Ralston Purina Company and Bank One, N.A., incorporated by reference to Exhibit 10(iii) of the Company’s Post-Effective Amendment No. 1 to Form 10, filed April 19, 2000 (SEC File No. 001-15401).

(b)(3)
Asset Securitization Receivable Purchase Agreement between Energizer Holdings, Inc., Falcon Asset Securitization Corporation and Bank One, N.A., incorporated by reference to Exhibit 10(v) of the Company’s Post-Effective Amendment No. 1 to Form 10, filed April 19, 2000 (SEC File No. 001-15401).

(d)
Rights Agreement effective as of March 16, 2000 between the Company and Continental Stock Transfer & Trust Company, as rights agent, incorporated by reference to Exhibit 4 of the Company’s Post-Effective Amendment No. 1 to Form 10, filed April 19, 2000 (SEC File No. 001-15401)

(g)	Not Applicable.
(h)	Not Applicable.

Item 13.    Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENERGIZER HOLDINGS, INC.

By:        /s/    DANIEL J. SESCLEIFER

Daniel J. Sescleifer
Executive Vice President and Chief Financial Officer

Dated: August 5, 2002

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated August 5, 2002.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 5, 2002.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)(A)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 5, 2002.
(a)(5)(B)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.
(a)(5)(C)	Summary Advertisement dated August 5, 2002.
(a)(5)(D)	Press Release dated August 5, 2002.
(a)(5)(E)	Letter to Shareholders from the Chief Executive Officer of the Company, dated August 5, 2002.
(b)(1)
Debt Assignment, Assumption and Release Agreement by and among Ralston Purina Company, Energizer Holdings, Inc. and Bank One, N.A., incorporated by reference to Exhibit 10(i) of the Company’s Post-Effective Amendment No. 1 to Form 10, filed April 19, 2000 (SEC File No. 001-15401).

(b)(2)
5-Year Revolving Credit Agreement between Ralston Purina Company and Bank One, N.A., incorporated by reference to Exhibit 10(iii) of the Company’s Post-Effective Amendment No. 1 to Form 10, filed April 19, 2000 (SEC File No. 001-15401).

(b)(3)
Asset Securitization Receivable Purchase Agreement between Energizer Holdings, Inc., Falcon Asset Securitization Corporation and Bank One, N.A., incorporated by reference to Exhibit 10(v) of the Company’s Post-Effective Amendment No. 1 to Form 10, filed April 19, 2000 (SEC File No. 001-15401).

(d)
Rights Agreement effective as of March 16, 2000 between the Company and Continental Stock Transfer & Trust Company, as rights agent, incorporated by reference to Exhibit 4 of the Company’s Post-Effective Amendment No. 1 to Form 10, filed April 19, 2000 (SEC File No. 001-15401)

(g)	Not Applicable.
(h)	Not Applicable.